

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Tuvia Barlev
Chief Executive Officer
Actelis Networks, Inc.
47800 Westinghouse Drive
Fremont, CA 94539

>   **Re: Actelis Networks, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 10, 2022**
>   **File No. 333-264321**

Dear Mr. Barlev:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note that you removed disclosure from the previous amendment that disclosed that "[t]he federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act." This language was the basis for comment 2 of our letter dated May 9, 2022 where we requested a revision to Article XIII of Exhibit 3.5 to correspond to the disclosure contained in the prospectus. It is not clear why you removed this disclosure and elected not to revise Article XIII of Exhibit 3.5 consistent with our comment. As a result, and because of the swapping of disclosure, we cannot reliably assess the scope of the exclusive forum provision. Either restore the cited

prospectus disclosure from Amendment 2 and make corresponding revisions to Article XIII <u>or</u> advise us as to the precise contours of your exclusive forum provision and explain clearly whether your exclusive forum provision does or does not apply to claims arising under the federal securities laws.

 You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eyal Peled